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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO _)


                       CORRECTIONS CORPORATION OF AMERICA
 ------------------------------------------------------------------------------
                                (Name of Issuer)


       12.0% Series B Cumulative Preferred Stock, $.01 par value per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   22025Y 30 8
 ------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  June 15, 2001
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 22025Y 30 8
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1)       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Rolaco Holding S.A.

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2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
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3)       SEC Use Only
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4)       Citizenship or Place of Organization

         Luxembourg
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Number of                  (5)      Sole Voting Power:        350,282 Shares
Shares
Beneficially               (6)      Shared Voting Power:      0
Owned by
Each                       (7)      Sole Dispositive Power:   350,282 Shares
Reporting
Person With                (8)      Shared Dispositive Power: 0
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9)       Aggregate Amount Beneficially Owned by Each Reporting Person

         350,282 Shares
--------------------------------------------------------------------------------
10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)                                                  [ ]
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11)      Percent of Class Represented by Amount in Row 9

         9.97%
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12)      Type of Reporting Person (See Instructions)

         CO
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ITEM 1(A) NAME OF ISSUER:

Corrections Corporation of America

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

10 Burton Hills Boulevard
Nashville, Tennessee  37215

ITEM 2(A) NAME OF PERSON FILING:

Rolaco Holding S.A.

ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

c/o Oryx Merchant Bank Limited
104 Lancaster Gate
London W23 NT England

ITEM 2(C) PLACE OF ORGANIZATION:

Luxembourg

ITEM 2(D) TITLE OF CLASS OF SECURITIES:

12.0% Series B Cumulative Preferred Stock, $.01 par value per share

ITEM 2(E) CUSIP NUMBER:

22025Y 30 8

ITEM 3.

Not Applicable

ITEM 4. OWNERSHIP:

         (a)      Amount beneficially owned:  350,282 Shares


         (b)      Percent of class:  9.97%

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: 350,282
                           Shares

                  (ii)     Shared power to vote or to direct the vote:  0



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                  (iii)    Sole power to dispose or to direct the disposition
                           of: 350,282 Shares

                  (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10. CERTIFICATIONS:

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                          ROLACO HOLDING S.A.



                                          By:      /S/ NICOLAS G. HOMSY
                                                   --------------------
                                                   Name: Nicolas G. Homsy
                                                   Title: Director


Dated:  August 16, 2001




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